SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 1 for the month of October 2002



                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

        40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
          -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F __
                   -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __            No  X
                              ---

                           BELZBERG TECHNOLOGIES INC.

         Belzberg Technologies Inc. filed the following document with the SEDAR:

     1. Press Release regarding the appointment of J. Stephen Wilson as the Chief Financial Officer of Belzberg Technologies Inc.

     2. Notice of Change of Auditors of Belzberg Technologies Inc. dated October 16, 2002.

     3. Officer's Certificate of Belzberg Technologies Inc. certifying that the Board of Directors of Belzberg Technologies Inc. have reviewed the Notice of Change of Auditors.

     4. Letter from Deloitte & Touche LLP to the Ontario Securities Commission dated October 16, 2002.

     5. Letter from KPMG LLP to the Ontario Securities Commission dated October 16, 2002.

         The above-referenced documents are filed as exhibits to this Form 6-K.

Exhibit 1.        Press Release

Exhibit 2.        Notice of Change of Auditors

Exhibit 3.        Officer's Certificate

Exhibit 4.        Letter from Deloitte & Touche LLP

Exhibit 5.        Letter from KPMG LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 24, 2002


                                                     BELZBERG TECHNOLOGIES INC.


                                             By: /s/ J. Stephen Wilson
                                                     J. Stephen Wilson
                                                     Chief Financial Officer

Exhibit 1.        Press Release

Attention Business Editors:

Stephen Wilson joins Belzberg Technologies as new Chief Financial Officer

         TORONTO, Oct. 21 /CNW/ - Belzberg Technologies, Inc. (TSE:BLZ) announced today the appointment of Stephen Wilson as its new Chief Financial Officer. He replaces Lawrence Cyna, who has retired.

         "I would like to thank Larry for his contributions to the Company," said CEO Sid Belzberg. "At the same time, I am pleased that Steve has joined Belzberg. He adds depth to our management team with extensive public and private software company experience in entrepreneurial environments, both in Canada and the United States. His experience with an organization focused on selling into the financial services market, will allow him to make a smooth transition to the Belzberg environment."

         For the last three years, Mr. Wilson had been the Chief Financial Officer of Algorithmics Incorporated, a leading provider of risk management software solutions. Prior to joining Algorithmics, he had worked for six years in both private and publicly traded software companies in Canada and the United States in various senior financial roles.

         The Company also announced Deloitte & Touche has resigned as auditors and the Board of Directors has appointed KPMG as its new auditors.

About Belzberg Technologies Inc.

         Belzberg Technologies provides the software and networks that enable global, direct access routing and execution of trades for financial institutions in the United States, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker-BLZ) - additional information is available at www.belzberg.com.

         Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operation, markets, products, prices and other factors.

    %SEDAR: 00008836E


For further information: Steve Wilson, Belzberg Technologies Inc.,
(416) 360-2920, swilson@belzberg.com

Exhibit 2
                   [LETTERHEAD OF BELZBERG TECHNOLOGIES INC.]



October 16, 2002

Ontario Securities Commission
20 Queen Street West
PO Box 55, 18th Floor
Toronto, ON  M5H 3S8

Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
Toronto, ON  M2N 6L7

KPMG LLP
4100 Yonge Street
Suite 200
Toronto, ON  M2P 2H3

Dear Sirs:

Re:  Notice of Change of Auditors

     Belzberg   Technologies  Inc.  (the  "Corporation")  hereby  gives  notice, pursuant to National Policy Statement No. 31, as follows:

1. Deloitte & Touche LLP, the auditors of the Corporation, have tendered their resignation as auditors of the Corporation and the Board of Directors of the Corporation have appointed KMPG LLP as auditors in their place.

2. There have been no reservations contained in the auditor's reports of Deloitte & Touche LLP for the two most recently completed fiscal years of the Corporation or for any period subsequent to the most recently completed period.

3. The resignation of Deloitte & Touche LLP and the appointment of KPMG LLP as successor auditors have been approved by the Board of Directors of the Corporation.

4. In the opinion of the Corporation, there have been no reportable events as contemplated by National Policy 31.

Yours truly,

/s/ Sidney H. Belzberg

Sidney H. Belzberg
Chairman and Chief Executive Officer

Exhibit 3

                              OFFICER'S CERTIFICATE



         The undersigned, Sidney H. Belzberg, Chairman and Chief Executive Officer of Belzberg Technologies Inc. (the "Corporation"), hereby certifies that the Board of Directors of the Corporation has reviewed and approved the attached Notice of Change of Auditors dated October 16, 2002, and the accompanying letters relating thereto from Deloitte & Touche LLP, as the former auditors, and KPMG LLP, as the successor auditors.

         DATED October 16, 2002.



BELZBERG TECHNOLOGIES INC.



By: /s/ Sidney H. Belzberg
Sidney H. Belzberg
Chairman & Chief Executive Officer

Exhibit 4

Deloitte & Touche LLP
5140 Yonge Street, Suite 1700
Toronto, ON M2N 6L7
Canada

Tel:  (416) 601-6150
Fax:  (416) 229-2524
www.deloitte.ca



                                                                        Deloitte
                                                                        & Touche



October 16, 2002

Ontario Securities Commission
20 Queen Street West
P.O. Box 55, 18th floor
Toronto, Ontario M5H 3S8

Dear Sirs/Mesdames:

As required by National Policy No. 31 of the Canadian Securities Administrators, we have reviewed the information contained in the Notice of Change of Auditors of Belzberg Technologies Inc. dated October 16, 2002 (the "Notice") and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that the Notice will be provided to the shareholders of Belzberg Technologies Inc.

Yours very truly,

/s/ Deloitte & Touche LLP

Chartered Accountants







Deloitte
Touche
Tohmatsu

Exhibit 5


kpmg


        KPMG, LLP
        Chartered Accountants                           Telephone (416) 228-7000
        Yonge Corporate Centre                          Telefax   (416) 228-7123
        4120 Yonge Street Suite 500                     www.kpmg.ca
        North York ON M2P 2B8
        Canada





Ontario Securities Commission

Dear Sirs/Madames:

Re:  Belzberg Technologies Inc.

     We have read the Notice of Belzberg Technologies Inc. dated October 16, 2002 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG, LLP

Chartered Accountants

Toronto, Canada

October 16, 2002